UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

St. George’s House, 15 Hanover Square, London, England W1S 1HS

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

NEWS RELEASE

Adastra Indaba Conference Presentation

Trading: TSX and AIM: AAA

London, UK (February 8, 2006) - At today’s Indaba Conference in Cape Town, South Africa, Tim Read, President and Chief Executive of Adastra Minerals Inc. (“Adastra” or the “Company”), gave a presentation in which he included an update on the Kolwezi Tailings Project (“Kolwezi Project”).

Definitive Feasibility Study

The Kolwezi Project Definitive Feasibility Study (“DFS”) is well advanced and scheduled to be completed in early March 2006. Management anticipates it will define a project with annual production capacity of approximately 5,900 tonnes of cobalt and 33,200 tonnes of copper. These annual production estimates are more than 7% higher for cobalt and 10% higher for copper than the estimates Adastra announced in December 2004. Total project capital costs (including owners’ costs, engineering, procurement and construction fees and contingencies, insurance, first-fill and spares) are anticipated to be less than US$350 million in December 2005 real terms.

Management believes that the higher production estimates will more than offset the operating and capital cost increases expected to be included in the DFS when calculating the net present value of the Kolwezi Project.

Financing

As recently announced, Adastra has mandated the Royal Bank of Scotland as senior arranger for an untied commercial bank tranche of the Kolwezi Project financing for US$60-75 million with an eight year maturity and has mandated the Industrial Development Corporation of South Africa Limited and Investec Bank Limited to co-arrange a South African export credit tranche of the project financing for US$80-120 million with a ten year maturity.

In addition, other bilateral and multilateral lenders have provided expressions of interest in providing senior and subordinated loans amounting to in aggregate more than US$150 million. Advanced negotiations for a capital overrun facility of US$30 million are underway with two public sector lenders. Adastra expects to start lender due diligence and detailed documentation immediately following completion of the DFS in early March 2006. Management has also been actively investigating means of raising project equity without the need to issue new Adastra shares, although there can be no certainty that this will be achieved.

Off-take agreements

Negotiations are well advanced to sell all of the copper production and approximately 50% of the cobalt production under long-term contracts.

“We have made significant progress in developing the Kolwezi Project” said Tim Read, President and Chief Executive of Adastra. “Technical and financial work-streams are on track to achieve our goal of beginning construction by the year-end.”

Hostile Take-Over Bid

Tim Read will also take the opportunity to reiterate the view of the Board of Directors of Adastra and its financial advisers that the opportunistic and hostile bid made for the Company by First Quantum Minerals Ltd (“First Quantum”) significantly undervalues the Company. The offer to Adastra shareholders of 1 First Quantum share for every 17½ Adastra shares would give Adastra shareholders approximately 7% of the combined company, a derisory shareholding in an enlarged group when compared with the significant contribution that the Kolwezi Project would make to the production, profitability, resources and reserves of an enlarged group.

As previously announced, Adastra shareholders who, in aggregate, hold more than 50% of Adastra’s issued share capital have advised the Board that they do not find First Quantum's offer attractive and would support the Board in rejecting the offer.

A copy of the presentation will shortly be available on Adastra’s website www.adastramin.com.

ENDS

Contact us:

London
Tim Read	Cathy Malins / Annabel Leather
Chief Executive Officer	Parkgreen Communications
T: +44 (0)20 7355 3552	T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554	F: +44 (0)20 7491 3936
E: london@adastramin.com	E: cathy.malins@parkgreenmedia.com
North America
Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
+1 800 385 5451 (toll free)
F: +1 416 815 0080
E: mkangas@equicomgroup.com

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements, include but are not limited to the Company’s plans for its Kolwezi Project in the Democratic Republic of Congo (“DRC”), the Kolwezi Project’s resource size, production capacity, net present value, its overall economic potential and the availability of project financing, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, fluctuations in the price of copper and cobalt, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20–F for the year ended October 31, 2005 and Reports on Form 6–K filed with the Securities and Exchange Commission and the Canadian Securities Administrators and available at www.sedar.com.

N M Rothschild & Sons Limited (“Rothschild”), which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting for Adastra in relation to the matters referred to in this announcement and no one else and will not be responsible to anyone other than Adastra for providing the protections offered to clients of Rothschild nor for providing advice in relation to the matters referred to in this announcement.

Notes to editors;

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing mineral assets in Central Africa, including the Kolwezi Tailings Project, and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable of stabilizing political environments.

About the Kolwezi Project

Adastra’s Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a “qualified person” as defined by the Canadian Securities Administrators’ N1 43-101. This resource has the potential to host one of the world’s largest and lowest cost cobalt producers. A definitive feasibility study is scheduled to be completed in early March 2006. If this study is favourable, construction is expected to commence before year-end, with first production in mid 2008 and a mine life of around 50 years.

Such a project would generate significant taxation, royalty and dividend revenues to the Government, as well as providing local employment and contributing to the regeneration of the DRC’s copper belt infrastructure.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Adastra Minerals Inc. (the “Company”)

Suite 950 - 1055 West Georgia Street

Vancouver, BC V6E 3P3

Item 2.	Date of Material Change

February 8, 2006

Item 3.	News Release

The News Release dated February 8, 2006 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

On February 8, 2006, at the Indaba Conference in Cape Town, South Africa, Tim Read, President and Chief Executive of the Company, gave a presentation in which he included an update on the Kolwezi Tailings Project.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Tim Read, President

44-207-355-3552

Item 9.	Date of Report

Dated at Vancouver, BC, this 8th day of February, 2006.

SCHEDULE “A”

NEWS RELEASE

Adastra Indaba Conference Presentation

Trading: TSX and AIM: AAA

London, UK (February 8, 2006) - At today’s Indaba Conference in Cape Town, South Africa, Tim Read, President and Chief Executive of Adastra Minerals Inc. (“Adastra” or the “Company”), gave a presentation in which he included an update on the Kolwezi Tailings Project (“Kolwezi Project”).

Definitive Feasibility Study

The Kolwezi Project Definitive Feasibility Study (“DFS”) is well advanced and scheduled to be completed in early March 2006. Management anticipates it will define a project with annual production capacity of approximately 5,900 tonnes of cobalt and 33,200 tonnes of copper. These annual production estimates are more than 7% higher for cobalt and 10% higher for copper than the estimates Adastra announced in December 2004. Total project capital costs (including owners’ costs, engineering, procurement and construction fees and contingencies, insurance, first-fill and spares) are anticipated to be less than US$350 million in December 2005 real terms.

Management believes that the higher production estimates will more than offset the operating and capital cost increases expected to be included in the DFS when calculating the net present value of the Kolwezi Project.

Financing

As recently announced, Adastra has mandated the Royal Bank of Scotland as senior arranger for an untied commercial bank tranche of the Kolwezi Project financing for US$60-75 million with an eight year maturity and has mandated the Industrial Development Corporation of South Africa Limited and Investec Bank Limited to co-arrange a South African export credit tranche of the project financing for US$80-120 million with a ten year maturity.

In addition, other bilateral and multilateral lenders have provided expressions of interest in providing senior and subordinated loans amounting to in aggregate more than US$150 million. Advanced negotiations for a capital overrun facility of US$30 million are underway with two public sector lenders. Adastra expects to start lender due diligence and detailed documentation immediately following completion of the DFS in early March 2006. Management has also been actively investigating means of raising project equity without the need to issue new Adastra shares, although there can be no certainty that this will be achieved.

Off-take agreements

Negotiations are well advanced to sell all of the copper production and approximately 50% of the cobalt production under long-term contracts.

“We have made significant progress in developing the Kolwezi Project” said Tim Read, President and Chief Executive of Adastra. “Technical and financial work-streams are on track to achieve our goal of beginning construction by the year-end.”

Hostile Take-Over Bid

Tim Read will also take the opportunity to reiterate the view of the Board of Directors of Adastra and its financial advisers that the opportunistic and hostile bid made for the Company by First Quantum Minerals Ltd (“First Quantum”) significantly undervalues the Company. The offer to Adastra shareholders of 1 First Quantum share for every 17½ Adastra shares would give Adastra shareholders approximately 7% of the combined company, a derisory shareholding in an enlarged group when compared with the significant contribution that the Kolwezi Project would make to the production, profitability, resources and reserves of an enlarged group.

As previously announced, Adastra shareholders who, in aggregate, hold more than 50% of Adastra’s issued share capital have advised the Board that they do not find First Quantum's offer attractive and would support the Board in rejecting the offer.

A copy of the presentation will shortly be available on Adastra’s website www.adastramin.com.

ENDS

Contact us:

London
Tim Read	Cathy Malins / Annabel Leather
Chief Executive Officer	Parkgreen Communications
T: +44 (0)20 7355 3552	T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554	F: +44 (0)20 7491 3936
E: london@adastramin.com	E: cathy.malins@parkgreenmedia.com
North America
Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
+1 800 385 5451 (toll free)
F: +1 416 815 0080
E: mkangas@equicomgroup.com

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements, include but are not limited to the Company’s plans for its Kolwezi Project in the Democratic Republic of Congo (“DRC”), the Kolwezi Project’s resource size, production capacity, net present value, its overall economic potential and the availability of project financing, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, fluctuations in the price of copper and cobalt, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20–F for the year ended October 31, 2005 and Reports on Form 6–K filed with the Securities and Exchange Commission and the Canadian Securities Administrators and available at www.sedar.com.

N M Rothschild & Sons Limited (“Rothschild”), which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting for Adastra in relation to the matters referred to in this announcement and no one else and will not be responsible to anyone other than Adastra for providing the protections offered to clients of Rothschild nor for providing advice in relation to the matters referred to in this announcement.

Notes to editors;

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing mineral assets in Central Africa, including the Kolwezi Tailings Project, and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable of stabilizing political environments.

About the Kolwezi Project

Adastra’s Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a “qualified person” as defined by the Canadian Securities Administrators’ N1 43-101. This resource has the potential to host one of the world’s largest and lowest cost cobalt producers. A definitive feasibility study is scheduled to be completed in early March 2006. If this study is favourable, construction is expected to commence before year-end, with first production in mid 2008 and a mine life of around 50 years.

Such a project would generate significant taxation, royalty and dividend revenues to the Government, as well as providing local employment and contributing to the regeneration of the DRC’s copper belt infrastructure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC.

(Registrant)

Date February 8, 2006

By:	/s/ Paul C. MacNeill

Paul C. MacNeill

Director